Exhibit 99.1

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

Correvio Reports SECOND Quarter 2018 FINANCIAL Results

Management to Host Conference Call and Webcast Today,

August 14, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific)

Vancouver, Canada, August 14, 2018 - Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for its second quarter ended June 30, 2018 and commented on recent accomplishments and plans.

“The first half of 2018 was marked by several important achievements, including the confirmed ability to resubmit the Brinavess® (vernakalant hydrochloride, IV) New Drug Application (NDA) to the Food and Drug Administration in the United States, completion of enrollment in the SPECTRUM study in Europe, and the closing of the acquisition by Cipher Pharmaceuticals Inc. of our Canadian commercial business,” commented William Hunter, MD, CEO and President of Correvio. “On the revenue front, we continue to generate strong sales momentum. Year to date, our sales were up 16% year-over-year, but most importantly, our direct sales were up 64% year-over year. As we look ahead to the remainder of 2018, we believe we are well positioned to execute on our stated goal of providing meaningful revenue growth of 20-25% over 2017.”

Second Quarter 2018 and Recent Highlights

Brinavess

•	Correvio received communication from the U.S. Food and Drug Administration (FDA) regarding the regulatory path forward for Brinavess in the U.S. In the written communication, the FDA informed the Company that it would be permissible to resubmit the Brinavess NDA and agreed that a pre-NDA meeting could be scheduled. Correvio currently expects that a pre-NDA meeting with the FDA will take place during the fourth quarter of 2018.
•	Correvio completed enrollment in the Phase 4 SPECTRUM study evaluating Brinavess in the post-authorization setting in the European Union (EU). In this prospective and retrospective, observational registry, 2,000 patients were enrolled and assessed to characterize normal conditions of use, dosing and safety following administration of Brinavess. We expect that top-line data will be available in the third quarter and the full clinical study report will be available during fourth quarter of 2018. Correvio plans to publish these data either in late 2018 or early 2019.
•	Correvio’s Brinavess study, titled “Vernakalant in hospital emergency practice: safety and effectiveness,” published by José Carbajosa Dalmau (Alicante, Spain), was awarded first prize for the best work published during the year 2017 in the medical journal EMERGENCIAS, a prestigious, emergency room focused medical journal in Spain. The award was presented to Dr. Carbajosa Dalmau at a ceremony at the Spanish Society of Emergency Medicine 30th National Congress 2018 in Toledo, Spain.
•	Correvio recently initiated the commercial launch of Brinavess in the United Arab Emirates.

Zevtera®/Mabelio® and XydalbaTM

•	Fifteen abstracts were presented at the 28th European Congress of Clinical Microbiology and Infectious Disease (ECCMID) highlighting clinical and preclinical data for Correvio’s commercial anti-infective assets, Xydalba and Zevtera/Mabelio (ceftobiprole). For Xydalba, the presentations highlight areas of unmet need and preliminary data in treatment areas of interest beyond acute bacterial skin and skin structure infections (ABSSSI), the indication Xydalba is currently marketed for. Key Zevtera/Mabelio (ceftobiprole) presentations feature important preclinical research conducted in new treatment areas of interest, including in resistant bloodstream infections and in certain Gram-positive bacteria.

•	Zevtera/Mabelio was launched in Spain. Xydalba received approval and was launched in Wales and Luxembourg for the second-line treatment of ABSSSI in adult patients.

Trevyent®

•	Correvio highlighted progress by SteadyMed Ltd. toward the resubmission of an NDA for Trevyent for the treatment of pulmonary arterial hypertension to the U.S. FDA. SteadyMed announced that it plans to resubmit the Trevyent NDA and, subject to review by the Agency, have it accepted for filing by the end of 2018. Correvio plans to submit a regulatory filing for Trevyent in Europe shortly following the acceptance of SteadyMed’s NDA resubmission by the FDA.

•	SteadyMed shareholders voted to approve the previously announced acquisition of the company by United Therapeutics Corporation at an extraordinary general meeting of shareholders held on July 30, 2018. The parties have announced that they expect closing of the transaction will occur in the third quarter of this year, subject to the satisfaction of customary closing conditions.

Corporate and Financial

•	Correvio and Cipher Pharmaceuticals Inc. completed the transfer of Correvio’s Canadian business portfolio to Cipher, including four commercial and pipeline hospital products administered in the acute care setting: Brinavess, Aggrastat® (tirofiban hydrochloride), Xydalba, and Trevyent. Correvio received a one-time upfront payment of $24.5 million (CAD), and is scheduled to receive an additional $1 million (CAD) from four equal quarterly installments until the second quarter 2019. This transaction only impacted Correvio’s commercial operations in Canada. Since the closing of the transaction, all of the non-Canadian portfolio assets previously held by Cardiome Pharma Corp. are now held by the newly-created Correvio Pharma Corp.

•	Correvio entered into an At the Market Sales Issuance Agreement with B. Riley FBR, Inc. (“BRFBR”), pursuant to which the Company may, from time to time sell, through “at-the-market” offerings on the Nasdaq Capital Market, or another existing trading market in the United States with BRFBR as agent, such number of common shares as would have an aggregate offer price of up to $30.0 million (USD) subject to an initial limit of $13.0 million (USD). BRFBR, at Correvio’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. No offers or sales of common shares will be made in Canada or through the facilities of the Toronto Stock Exchange.

•	The Company completed changes to its stock ticker symbols. Correvio’s common shares are now trading under the trading symbol “CORV” on both the Nasdaq and TSX.

Second Quarter 2018 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded net income of $5.4 million (basic earnings per share of $0.16) for the three months ended June 30, 2018, compared to a net loss of $8.5 million (basic loss per share of $0.26) for the three months ended June 30, 2017. Net income is a direct result of the $18.5 million gain on the sale of the Canadian operations to Cipher.

Revenue for the three months ended June 30, 2018 was $6.2 million, compared to revenue of $5.8 million for the three months ended June 30, 2017. The 7% increase in revenue was primarily attributable to the commercial rollout of Xydalba and sales of Zevtera/Mabelio, which Correvio acquired from Basilea in the third quarter of 2017. Revenues generated from our direct sales grew 46% compared to the second quarter of 2017. Revenue is earned through the sale of Correvio’s commercialized products. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends. For the three months ended June 30, 2018, revenue from Correvio’s cardiology products was $4.7 million and revenue from Correvio’s antibiotic products was $1.5 million. For the three months ended June 30, 2017, revenue from Correvio’s cardiology products accounted for $5.6 million of its total revenue of $5.8 million.

Cost of goods sold (“COGS”) for the three months ended June 30, 2018 was $2.0 million, compared to COGS of $1.7 million for the three months ended June 30, 2017.

SG&A expense for the three months ended June 30, 2018 was $12.6 million, compared to $9.6 million for the three months ended June 30, 2017. The increase in SG&A expense was primarily due to expansion of Correvio’s direct sales force in Europe related to the launch of its antibiotic products. Additionally, Correvio incurred business development and transaction costs in connection with the arrangement agreement with Cipher.

Interest expense was $1.7 million for the three months ended June 30, 2018, compared to $1.2 million for the three months ended June 30, 2017. The increase was due to interest being accrued on a higher long-term debt principal balance quarter over quarter, as we drew $10 million in May 2017 and an additional $10 million in August 2017.

Liquidity and Outstanding Share Capital

At June 30, 2018, the Company had cash, cash equivalents, and restricted cash of $23.9 million. As of August 13, 2018, there were 34,871,471 common shares issued and outstanding, and 3,664,874 common shares issuable upon the exercise of outstanding stock options (of which 2,113,391 were exercisable) at a weighted average exercise price of CAD $5.00 per share, and 47,872 restricted share units outstanding.

Conference Call

Correvio will hold a teleconference and webcast on August 14, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 12980324. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1806440/C0B9D6FC0E2132792B5ECB68F02E7308

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through August 28, 2018.  Please dial 416-764-8677 or 888-390-0541 and enter code 980324 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These forward-looking statements may include, but are not limited to: possible future meetings with the FDA, including the timing of any such meetings, and any possible regulatory path forward with respect to BRINAVESS®; our plans to develop and commercialize product candidates in various countries and the timing of development and commercialization; whether we or our partners will receive, and the timing and costs of obtaining, regulatory approvals for our products in various countries; clinical development of our product candidates, including the results of current and future clinical trials and the timing associated with the receipt of clinical trial results; the ability to enroll and to maintain enrollment of patients in our clinical trials; our estimates of the size of the markets and potential markets for our products; our estimates of revenues and anticipated revenues for the commercialization of products and product candidates; the range and degree of market acceptance of our products; the pricing of our products; and whether we will receive, and the timing of, reimbursement for our products in various countries.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., the Short Form Base Shelf Prospectus filed on July 5, 2018 by Correvio, the Prospectus Supplement filed July 10, 2018 by Correvio and those risks and uncertainties detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this presentation. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.

Trevyent® is a trademark of SteadyMed and used under license.

All other trademarks are the property of their respective owners.

Contact:

Justin Renz

CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners

Michelle Carroll/Claudia Styslinger

212.600.1902

michelle@argotpartners.com/claudia@argotpartners.com

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	June 30, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$21,867	$22,081
Restricted cash	2,079	2,100
Accounts receivable, net of allowance for doubtful accounts of $135 (2017 - $125)	6,547	6,383
Inventories	5,550	6,427
Prepaid expenses and other assets	770	961
	36,813	37,952

Property and equipment	566	416
Intangible assets	28,546	27,806
Goodwill	318	318
Deferred income tax assets	320	320
	$66,563	$66,812

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,666	$7,701
Current portion of deferred revenue	303	207
	8,969	7,908

Long-term debt, net of unamortized debt issuance costs and discount	39,951	40,000
Deferred revenue	2,685	2,502
Other long-term liabilities	197	212
	51,802	50,622

Stockholders’ equity:
Common stock	354,134	353,483
Authorized - unlimited number without par value
Issued and outstanding - 34,871,471 (2017 - 34,637,312)
Additional paid-in capital	39,929	38,443
Deficit	(396,197)	(392,865)
Accumulated other comprehensive income	16,895	17,129
	14,761	16,190
	$66,563	$66,812

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Revenue:
Product and royalty revenues	$6,155	$5,705	$12,673	$10,858
Licensing and other fees	23	49	48	95
	6,178	5,754	12,721	10,953
Cost of goods sold	1,962	1,721	4,263	3,357
Gross margin	4,216	4,033	8,458	7,596
Expenses:
Selling, general and administration	12,631	9,576	23,533	17,796
Amortization	1,217	842	2,172	1,677
	13,848	10,418	25,705	19,473
Operating loss	(9,632)	(6,385)	(17,247)	(11,877)

Other income (expense):
Other expense on modification of long-term debt	—	(1,422)	—	(1,422)
Gain on disposal of Canadian Operations	18,489	—	18,489	—
Interest expense	(1,667)	(1,247)	(2,730)	(2,034)
Other expense	(39)	(29)	(152)	(107)
Foreign exchange gain (loss)	(1,677)	559	(1,291)	626
	15,106	(2,139)	14,316	(2,937)
Income (loss) before income taxes	5,474	(8,524)	(2,931)	(14,814)
Income tax expense (recovery)	46	(12)	101	31
Net income (loss)	$5,428	$(8,512)	$(3,032)	$(14,845)
Other comprehensive income (loss):
Foreign currency translation adjustments	(379)	441	(234)	527
Comprehensive income (loss)	$5,049	$(8,071)	$(3,266)	$(14,318)
Earnings (loss) per common share
Basic	$0.16	$(0.26)	$(0.09)	$(0.46)
Diluted	$0.16	$(0.26)	$(0.09)	$(0.46)
Weighted average common shares outstanding
Basic	34,871,443	32,441,211	34,763,067	32,168,840
Diluted	34,979,771	32,441,211	34,763,067	32,168,840

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Operating activities:
Net income (loss)	$5,428	$(8,512)	$(3,032)	$(14,845)
Items not affecting cash:
Amortization	1,217	842	2,172	1,677
Accretion of long-term debt	324	82	83	128
Interest paid in-kind on long-term debt	416	—	824	—
Write-down of inventory	49	—	167	70
Gain on disposal of Canadian Operations	(18,489)	—	(18,489)	—
Stock-based compensation expense	865	937	1,260	1,330
Unrealized foreign exchange gain (loss)	1,955	(800)	1,427	(972)
Changes in operating assets and liabilities:
Accounts receivable	546	447	(344)	1,176
Inventories	449	(351)	761	(1,482)
Prepaid expenses and other assets	368	285	191	102
Accounts payable and accrued liabilities	1,373	(411)	986	(1,259)
Deferred revenue	97	(49)	72	(95)
Other long-term liabilities	(7)	268	(15)	260
Net cash used in operating activities	(5,409)	(7,262)	(13,937)	(13,910)

Investing activities:
Proceeds on disposal of Canadian Operations	18,665	—	18,665	—
Purchase of property and equipment	(64)	(5)	(266)	(5)
Purchase of intangible assets	(4,664)	(1)	(4,664)	(13)
Net cash provided by (used in) investing activities	13,937	(6)	13,735	(18)

Financing activities:
Issuance of common stock	—	6,890	—	6,890
Share issue costs	—	(342)	—	(342)
Issuance of common stock upon exercise of stock options	—	364	258	384
Income tax withholdings on vesting of restricted share units	(2)	(47)	(23)	(49)
Proceeds from issuance of long-term debt	—	10,000	—	10,000
Financing fees on issuance of long-term debt	—	(150)	(21)	(150)
Payment of deferred consideration	—	(547)	—	(1,145)
Net cash (used in) provided by financing activities	(2)	16,168	214	15,588

Increase in cash, cash equivalents, and restricted cash during the period	8,526	8,900	12	1,660
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(338)	226	(247)	301
Cash, cash equivalents, and restricted cash, beginning of period	15,758	22,140	24,181	29,305
Cash, cash equivalents, and restricted cash, end of period	$23,946	$31,266	$23,946	$31,266

Supplemental cash flow information:
Interest paid	$926	$889	$1,823	$1,636
Net income taxes paid (received)	44	35	60	(353)